SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ______)*
Zogenix, Inc.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
98978L105
(CUSIP Number)
Louis Bock
Scale Venture Management II, LLC
950 Tower Lane, Suite 700
Foster City, CA 94404
TELEPHONE: (650) 378-6000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
November 29, 2010
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	98978L105	13D	Page	2	of	21	Pages

1.	Name of Reporting Persons Scale Venture Partners II, L.P.

2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☑(1)

3.	SEC USE ONLY

4.	Source of Funds (see instructions)

WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

Delaware

	7.	Sole Voting Power

Number of		4,083,712(2)

Shares	8.	Shared Voting Power
Beneficially
Owned by		0

Each	9.	Sole Dispositive Power
Reporting
Person		4,083,712(2)

With	10.	Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

4,083,712(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)

☐

13.	Percent of Class Represented by Amount in Row 11

12.16(3)

14.	Type of Reporting Person (see instructions)

PN
(1) This schedule is filed by Scale Venture Partners II, LP (“Scale LP”), Scale Venture Management II, LLC (“Scale”), Louis C. Bock, Kate Mitchell, Rory O’Driscoll, Sharon Wienbar and Mark Brooks (collectively, the “Listed Persons”). Scale is the General Partner of Scale LP and the Listed Persons are the managing members of Scale. Scale LP, Scale and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes 12,166 shares one of the managing members of Scale has the right to acquire within 60 days of November 29, 2010 pursuant to options outstanding to purchase shares of the Issuer’s common stock. Such managing member is deemed to hold the reported shares for the benefit of Scale LP. Scale LP is deemed the indirect beneficial owner of the options.
(3) The percentage is based on an aggregate of 33,563,802 shares of Common Stock outstanding as of November 23, 2010 as disclosed in the Issuer’s final prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on November 23, 2010.

CUSIP No.	98978L105	13D	Page	3	of	21	Pages

1.	Name of Reporting Persons Scale Venture Management II, LLC

2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☑(1)

3.	SEC USE ONLY

4.	Source of Funds (see instructions)

AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

California

	7.	Sole Voting Power

Number of		0

Shares	8.	Shared Voting Power
Beneficially
Owned by		4,083,712(2)

Each	9.	Sole Dispositive Power
Reporting
Person		0

With	10.	Shared Dispositive Power

4,083,712(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

4,083,712(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)

☐

13.	Percent of Class Represented by Amount in Row 11

12.16(3)

14.	Type of Reporting Person (see instructions)

OO
(1) This schedule is filed by Scale Venture Partners II, LP (“Scale LP”), Scale Venture Management II, LLC (“Scale”), Louis C. Bock, Kate Mitchell, Rory O’Driscoll, Sharon Wienbar and Mark Brooks (collectively, the “Listed Persons”). Scale is the General Partner of Scale LP and the Listed Persons are the managing members of Scale. Scale LP, Scale and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes 12,166 shares one of the managing members of Scale has the right to acquire within 60 days of November 29,2010 pursuant to options outstanding to purchase shares of the Issuer’s common stock. Such managing member is deemed to hold the reported shares for the benefit of Scale LP. Scale LP is deemed the indirect beneficial owner of the options.
(3) The percentage is based on an aggregate of 33,563,802 shares of Common Stock outstanding as of November 23, 2010 as disclosed in the Issuer’s final prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on November 23, 2010.

CUSIP No.	98978L105	13D	Page	4	of	21	Pages

1.	Name of Reporting Persons Louis C. Bock

2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☑(1)

3.	SEC USE ONLY

4.	Source of Funds (see instructions)

AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

United States

	7.	Sole Voting Power

Number of		0

Shares	8.	Shared Voting Power
Beneficially
Owned by		4,083,712(2)

Each	9.	Sole Dispositive Power
Reporting
Person		0

With	10.	Shared Dispositive Power

4,083,712(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

4,083,712(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)

☐

13.	Percent of Class Represented by Amount in Row 11

12.16(3)

14.	Type of Reporting Person (see instructions)

IN
(1) This schedule is filed by Scale Venture Partners II, L.P (“Scale LP”), Scale Venture Management II, LLC (“Scale”), Louis C. Bock, Kate Mitchell, Rory O’Driscoll, Sharon Wienbar and Mark Brooks (collectively, the “Listed Persons”). Scale is the General Partner of Scale LP and the Listed Persons are the managing members of Scale. Scale LP, Scale and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes 12,166 shares one of the managing members of Scale has the right to acquire within 60 days of November 29, 2010 pursuant to options outstanding to purchase shares of the Issuer’s common stock. Such managing member is deemed to hold the reported shares for the benefit of Scale LP. Scale LP is deemed the indirect beneficial owner of the options.
(3) The percentage is based on an aggregate of 33,563,802 shares of Common Stock outstanding as of November 23, 2010 as disclosed in the Issuer’s final prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on November 23, 2010.

CUSIP No.	98978L105	13D	Page	5	of	21	Pages

1.	Name of Reporting Persons Kate Mitchell

2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☑(1)

3.	SEC USE ONLY

4.	Source of Funds (see instructions)

AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

United States

	7.	Sole Voting Power

Number of		0

Shares	8.	Shared Voting Power
Beneficially
Owned by		4,083,712(2)

Each	9.	Sole Dispositive Power
Reporting
Person		0

With	10.	Shared Dispositive Power

4,083,712(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

4,083,712(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)

☐

13.	Percent of Class Represented by Amount in Row 11

12.16(3)

14.	Type of Reporting Person (see instructions)

IN
(1) This schedule is filed by Scale Venture Partners II, LP (“Scale LP”), Scale Venture Management II, LLC (“Scale”), Louis C. Bock, Kate Mitchell, Rory O’Driscoll, Sharon Wienbar and Mark Brooks (collectively, the “Listed Persons”). Scale is the General Partner of Scale LP and the Listed Persons are the managing members of Scale. Scale LP, Scale and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes 12,166 shares one of the managing members of Scale has the right to acquire within 60 days of November 29, 2010 pursuant to options outstanding to purchase shares of the Issuer’s common stock. Such managing member is deemed to hold the reported shares for the benefit of Scale LP. Scale LP is deemed the indirect beneficial owner of the options.
(3) The percentage is based on an aggregate of 33,563,802 shares of Common Stock outstanding as of November 23, 2010 as disclosed in the Issuer’s final prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on November 23, 2010.

CUSIP No.	98978L105	13D	Page	6	of	21	Pages

1.	Name of Reporting Persons Rory O’Driscoll

2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☑(1)

3.	SEC USE ONLY

4.	Source of Funds (see instructions)

AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

United States

	7.	Sole Voting Power

Number of		0

Shares	8.	Shared Voting Power
Beneficially
Owned by		4,083,712(2)

Each	9.	Sole Dispositive Power
Reporting
Person		0

With	10.	Shared Dispositive Power

4,083,712(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

4,083,712(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)

☐

13.	Percent of Class Represented by Amount in Row 11

12.16(3)

14.	Type of Reporting Person (see instructions)

IN
(1) This schedule is filed by Scale Venture Partners II, LP (“Scale LP”), Scale Venture Management II, LLC (“Scale”), Louis C. Bock, Kate Mitchell, Rory O’Driscoll, Sharon Wienbar and Mark Brooks (collectively, the “Listed Persons”). Scale is the General Partner of Scale LP and the Listed Persons are the managing members of Scale. Scale LP, Scale and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes 12,166 shares one of the managing members of Scale has the right to acquire within 60 days of November 29, 2010 pursuant to options outstanding to purchase shares of the Issuer’s common stock. Such managing member is deemed to hold the reported shares for the benefit of Scale LP. Scale LP is deemed the indirect beneficial owner of the options.
(3) The percentage is based on an aggregate of 33,563,802 shares of Common Stock outstanding as of November 23, 2010 as disclosed in the Issuer’s final prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on November 23, 2010.

CUSIP No.	98978L105	13D	Page	7	of	21	Pages

1.	Name of Reporting Persons Sharon Wienbar

2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☑(1)

3.	SEC USE ONLY

4.	Source of Funds (see instructions)

AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

United States

	7.	Sole Voting Power

Number of		0

Shares	8.	Shared Voting Power
Beneficially
Owned by		4,083,712(2)

Each	9.	Sole Dispositive Power
Reporting
Person		0

With	10.	Shared Dispositive Power

4,083,712(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

4,083,712(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)

☐

13.	Percent of Class Represented by Amount in Row 11

12.16(3)

14.	Type of Reporting Person (see instructions)

IN
(1) This schedule is filed by Scale Venture Partners II, LP (“Scale LP”), Scale Venture Management II, LLC (“Scale”), Louis C. Bock, Kate Mitchell, Rory O’Driscoll, Sharon Wienbar and Mark Brooks (collectively, the “Listed Persons”). Scale is the General Partner of Scale LP and the Listed Persons are the managing members of Scale. Scale LP, Scale and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes 12,166 shares one of the managing members of Scale has the right to acquire within 60 days of November 29, 2010 pursuant to options outstanding to purchase shares of the Issuer’s common stock. Such managing member is deemed to hold the reported shares for the benefit of Scale LP. Scale LP is deemed the indirect beneficial owner of the options.
(3) The percentage is based on an aggregate of 33,563,802 shares of Common Stock outstanding as of November 23, 2010 as disclosed in the Issuer’s final prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on November 23, 2010.

CUSIP No.	98978L105	13D	Page	8	of	21	Pages

1.	Name of Reporting Persons Mark Brooks

2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☑(1)

3.	SEC USE ONLY

4.	Source of Funds (see instructions)

AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

United States

	7.	Sole Voting Power

Number of		0

Shares	8.	Shared Voting Power
Beneficially
Owned by		4,083,712(2)

Each	9.	Sole Dispositive Power
Reporting
Person		0

With	10.	Shared Dispositive Power

4,083,712(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

4,083,712(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)

☐

13.	Percent of Class Represented by Amount in Row 11

12.16(3)

14.	Type of Reporting Person (see instructions)

IN
(1) This schedule is filed by Scale Venture Partners II, LP (“Scale LP”), Scale Venture Management II, LLC (“Scale”), Louis C. Bock, Kate Mitchell, Rory O’Driscoll, Sharon Wienbar and Mark Brooks (collectively, the “Listed Persons”). Scale is the General Partner of Scale LP and the Listed Persons are the managing members of Scale. Scale LP, Scale and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes 12,166 shares one of the managing members of Scale has the right to acquire within 60 days of November 29, 2010 pursuant to options outstanding to purchase shares of the Issuer’s common stock. Such managing member is deemed to hold the reported shares for the benefit of Scale LP. Scale LP is deemed the indirect beneficial owner of the options.
(3) The percentage is based on an aggregate of 33,563,802 shares of Common Stock outstanding as of November 23, 2010 as disclosed in the Issuer’s final prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on November 23, 2010.

Item 1. Security and Issuer
(a) This statement on Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”) of Zogenix, Inc., a Delaware corporation (the “Issuer”).
(b) The principal executive offices of the Issuer are located at 12671 High Bluff Drive, Suite 200, San Diego, CA 92130.
Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.
Item 2. Identity and Background
(a) The persons and entities filing this Schedule 13D are Scale Venture Partners II, LP (“Scale LP”), Scale Venture Management II, LLC (“Scale”) and Louis C. Bock, Kate Mitchell, Rory O’Driscoll, Sharon Wienbar and Mark Brooks (collectively, the “Listed Persons” and together with Scale LP and Scale, the “Filing Persons”).
(b) The address of the principal place of business for Scale LP, Scale and the Listed Persons is 950 Tower Lane, Suite 700, Foster City, CA 94404.
(c) The principal business of each of the Filing Persons is the venture capital investment business.
(d) During the last five years, none of the Filing Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, none of the Filing Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Each of the Listed Persons is a United States citizen.
Item 3. Source and Amount of Funds or Other Consideration.
On November 22, 2010, the Registration Statement on Form S-1 filed with the Securities and Exchange Commission by the Issuer (File No. 333-169210) in connection with its initial public offering of 14,000,000 shares of Common Stock was declared effective. The closing of the offering took place on November 29, 2010, and at such closing Scale LP purchased 1,250,000 shares of Common Stock at the initial public offering price of $4.00 per share. The source of funds for such purchase was the working capital of Scale LP and capital contributions made to Scale LP by its partners.
Item 4. Purpose of Transaction.
Scale LP purchased the shares of Common Stock of the Issuer in the initial public offering for investment purposes.
Louis Bock is a member of the Board of Directors of the Issuer and is also a managing member of Scale, the general partner of Scale LP.
Subject to applicable legal requirements, one or more of the Filing Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Filing Persons’ ownership of the Issuer’s securities, other opportunities available to the Filing Persons and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Filing Persons may dispose of all or a portion of their securities of the Issuer at any time. Each of the Filing Persons reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.
Other than as described above in this Item 4, none of the Filing Persons have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.
Item 5. Interest in Securities of the Issuer.
(a) (b)

				Sole	Shared
	Shares Held	Sole Voting	Shared Voting	Dispositive	Dispositive	Beneficial		Percentage of
Entity	Directly	Power	Power	Power	Power	Ownership		Class (1)
Scale LP	4,071,546	4,083,712	0	4,083,712	0	4,083,712	(2)	12.16%
Scale (3)	0	0	4,083,712	0	4,083,712	4,083,712	(2)	12.16%
Louis C. Bock (4)	12,166	0	4,083,712	0	4,083,712	4,083,712	(2)	12.16%
Kate Mitchell (4)	0	0	4,083,712	0	4,083,712	4,083,712	(2)	12.16%
Rory O’Driscoll (4)	0	0	4,083,712	0	4,083,712	4,083,712	(2)	12.16%
Sharon Wienbar(4)	0	0	4,083,712	0	4,083,712	4,083,712	(2)	12.16%
Mark Brooks(4)	0	0	4,083,712	0	4,083,712	4,083,712	(2)	12.16%

(1)	The percentage is calculated based upon 33,563,802 shares of the Issuer’s Common Stock outstanding as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Exchange Act, as disclosed in the Issuer’s final prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on November 23, 2010.

(2)	Includes 12,166 shares one of the managing members of Scale has the right to acquire within 60 days of November 29, 2010 pursuant to options outstanding to purchase shares of the Issuer’s common stock. Such managing member is deemed to hold the reported shares for the benefit of Scale LP. Scale LP is deemed the indirect beneficial owner of the options.

(3)	Scale is the general partner of Scale LP.

(4)	The Reporting Person is a managing member of Scale. The shares are held by Scale LP. The Reporting Person disclaims beneficial ownership with respect to these shares except to the extent of their pecuniary interest therein.
(c) The information provided in Item 3 is hereby incorporated by reference. In addition, on November 29, 2010, Scale LP acquired 2,231,901 shares of Common Stock of the Issuer upon the automatic conversion of preferred stock of the Issuer and 589,645 shares of Common Stock of the Issuer upon the automatic conversion of convertible promissory notes, in each case in connection with the closing of the Issuer’s initial public offering.
(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Filing Persons.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Third Amended and Restated Investors’ Rights Agreement
Scale LP and other stockholders of the Issuer have entered into a Third Amended and Restated Investors’ Rights Agreement dated December 2, 2009 and amended by that certain Amendment to the Third Amended and Restated Investors’ Rights Agreement dated as of July 1, 2010 as amended, (the “Investor Rights Agreement”) with the Issuer. Subject to the terms of the Investor Rights Agreement, holders of shares having registration rights (“Registrable Securities”) can demand that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing.

Requested Registration
At any time, subject to specified exceptions, any holder or holders who hold in the aggregate at least 30% of the Registrable Securities (the “Initiating Holders”) has the right to request that the Issuer file a registration statement covering the offering and sale of all or some of its Registrable Securities. Upon receiving such demand, the Issuer must notify all other holders of Registrable Securities and use its best efforts to effect the registration as soon as practicable and as will permit or facilitate the sale and distribution of all or such portion of such securities as are specified in such demand.
The Issuer shall not be obligated to take any action to effect any such registration:
•	Prior to the earlier of (A) December 2, 2014 or (B) one hundred eighty (180) days following the effective date of the Issuer’s initial public offering;

•	If the Initiating Holders, together with the holders of any other securities of the Issuer entitled to inclusion in such registration statement, propose to sell Registrable Securities and such other securities (if any) and the aggregate proceeds of which (after deduction for underwriter’s discounts and expenses related to the issuance) are less than $10,000,000;

•	In any particular jurisdiction in which the Issuer would be required to execute a general consent to service of process in effecting such registration, qualification, or compliance, unless the Issuer is already subject to service in such jurisdiction and except as may be required by the Securities Act;

•	After the Issuer has initiated three such requested registrations;

•	During the period starting with the date sixty (60) days prior to the Issuer’s good faith estimate of the date of filing of, and ending on a date one hundred eighty (180) days after the effective date of, a Issuer-initiated registration (or ending on the subsequent date on which all market stand-off agreements applicable to the offering have terminated); provided that the Issuer is actively employing in good faith best efforts to cause such registration statement to become effective; or

•	If the Initiating Holders propose to dispose of shares of Registrable Securities which may be immediately registered on Form S-3.
Company Registration
All parties to the Investor Rights Agreement may request to be have their Registrable Securities included in a registration made by the Issuer. Under these provisions, if the Issuer registers any securities for public sale, other than a registration relating solely to employee benefit plans, a registration on Form S-4 relating solely to a transaction pursuant to Rule 145 under the Securities Act or a registration on any form that does not permit secondary sales, these stockholders will have the right to include their shares in the registration statement, subject to customary exceptions. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement, provided that the number of Registrable Securities included in such registration statement may not be reduced below 30% of the securities included in such registration statement.
Form S-3
The Issuer shall use its best efforts to qualify for registration on Form S-3 (or any future form that is substantially equivalent to the current Form S-3). After the Issuer has qualified for the use of Form S-3, a holder or holders of Registrable Securities shall have the right to request in writing registrations on Form S-3. The Issuer shall give notice to all holders of Registrable Securities of the receipt of a request for registration and shall provide a reasonable opportunity for other holders to participate in the registration. The Issuer will use its best efforts to effect as soon as practicable the registration of all shares of Registrable Securities on Form S-3 to the extent requested by the holder or holders thereof for purposes of disposition; provided, however, that the Issuer shall not be obligated to effect any such registration:
•	Prior to the earlier of (A) December 2, 2014 or (B) one hundred eighty (180) days following the effective date of the Issuer’s initial public offering;

•	In any particular jurisdiction in which the Issuer would be required to execute a general consent to service of process in effecting such registration, qualification, or compliance, unless the Issuer is already subject to service in such jurisdiction and except as may be required by the Securities Act;

•	If the holders, together with the holders of any other securities of the Issuer entitled to inclusion in such registration, propose to sell Registrable Securities and such other securities (if any) on Form S-3 at an aggregate price to the public of less than $5,000,000; or

•	If, in a given twelve-month period, the Issuer has effected two registrations on Form S-3 in such period.
Expenses of Registration
All registration expenses including fees and expenses of one special counsel to the holders of Registrable Securities, incurred in connection with registrations pursuant to a requested registration, an Issuer registration or an S-3 registration shall be borne by the Issuer; provided, however, that the Issuer shall not be required to pay for any expenses of any registration proceeding begun pursuant to a requested registration or an S-3 registration if the registration request is subsequently withdrawn at the request of the holders of a majority of the Registrable Securities to be registered or because a sufficient number of holders shall have withdrawn so that the minimum offering conditions set forth in the requirements of a requested registration or an S-3 registration are no longer satisfied (in which case all participating holders shall bear such expenses pro rata among each other based on the number of Registrable Securities requested to be so registered), unless the holders of a majority of the Registrable Securities agree to forfeit their right to a demand registration pursuant to a requested registration. Notwithstanding the foregoing, if at the time of such withdrawal, the holders have learned of a material adverse change in the condition, business or prospects of the Issuer from that known to the holders at the time of their request and have withdrawn the request with reasonable promptness following disclosure by the Issuer of such material adverse change, then the holders shall not be required to pay any of such expenses and shall retain their rights pursuant to a requested registration and an S-3 registration. All selling expenses, including underwriting discounts and commissions relating to securities registered on behalf of the holders shall be borne by the holders of securities included in such registration pro rata among each other on the basis of the number of Registrable Securities so registered.
Indemnification
The Investor Rights Agreement contains customary cross-indemnification provisions, pursuant to which the Issuer is obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to the Issuer, and the selling stockholders are obligated to indemnify the Issuer for material misstatements or omissions attributable to them.
Termination
Shares of Common Stock cease to be Registrable Securities under the Investor Rights Agreement, and a stockholder party’s ability to initiate a request registration or inclusion in any registration rights terminates, upon the earlier of:
•	the date such stockholder’s is able to dispose of all its Registrable Securities in any 90-day period pursuant to Rule 144 under the Securities Act; or

•	November 29, 2013, the fifth anniversary of the closing of the Issuer’s initial public offering.
Lock-up Agreement
Scale LP and Mr. Bock, along with all of the Issuer’s officers, directors, and holders of substantially all of the Issuer’s common stock, have agreed with the underwriters for the Issuer’s initial public offering, subject to certain exceptions, not to offer, sell, contract to sell, pledge or otherwise dispose of or hedge any of its common stock or securities convertible into or exchangeable for shares of common stock for a 180-day period beginning on November 23, 2010 and ending on May 22, 2011 except with the prior written consent of Wells Fargo Securities, LLC and Leerink Swann LLC.
The 180-day restricted period under the agreements with the underwriters described above will be automatically extended if: (1) during the last 17 days of the 180-day restricted period the Issuer issues an earnings release or material news or a material event relating to the Issuer occurs; or (2) prior to the expiration of the 180-day restricted period, the Issuer announces that it will release earnings results or becomes aware that material news or a material event relating to the Issuer will occur during the 16-day period beginning on the last day of the 180-day restricted period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.
The foregoing description of the terms of the Investor Rights Agreement and the Lock- up Agreement is intended as a summary only and is qualified in its entirety by reference to the Investor Rights Agreement and Form of Lock-up Agreement, which are filed as exhibits to this Schedule 13D and incorporated by reference herein.
Other than as described in this Schedule 13D, to the best of Scale LP’s, Scale’s and the Listed Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.
A.	Third Amended and Restated Investor Rights Agreement by and among the Issuer and each of the persons and entities listed on Exhibit A thereto, dated as of December 2, 2009 (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-169210), filed with the SEC on September 3, 2010).

B.	Amendment to Third Amended and Restated Investor Rights Agreement by and among the Issuer and each of the persons and entities listed on Exhibit A to the Third Amended and Restated Investor Right Agreement, Oxford Finance Corporation and Silicon Valley Bank, effective as of July 1, 2010 (incorporated by reference to Exhibit 4.3 of the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-169210), filed with the SEC on September 3, 2010).

C.	Form of Lock-up Agreement

D.	Agreement regarding filing of joint Schedule 13D.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 8, 2010

SCALE VENTURE PARTNERS II, LP		SCALE VENTURE MANAGEMENT II, LLC

By:	Scale Venture Management II,LLC, its General Partner

By:	/s/ Louis C. Bock	By:	/s/ Louis C. Bock

	Name: Louis C. Bock		Name: Louis C. Bock
	Title: Managing Member		Title: Managing Member

By:	/s/ Louis C. Bock	By:	/s/ Kate Mitchell

	Name: Louis C. Bock		Name: Kate Mitchell

By:	/s/ Rory O’Driscoll	By:	/s/ Mark Brooks

	Name: Rory O’Driscoll		Name: Mark Brooks

By:	/s/ Sharon Wienbar

Name: Sharon Wienbar

EXHIBITS
A.	Third Amended and Restated Investor Rights Agreement by and among the Issuer and each of the persons and entities listed on Exhibit A thereto, dated as of December 2, 2009 (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-169210), filed with the SEC on September 3, 2010).

B.	Amendment to Third Amended and Restated Investor Rights Agreement by and among the Issuer and each of the persons and entities listed on Exhibit A to the Third Amended and Restated Investor Right Agreement, Oxford Finance Corporation and Silicon Valley Bank, effective as of July 1, 2010 (incorporated by reference to Exhibit 4.3 of the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-169210), filed with the SEC on September 3, 2010).

C.	Form of Lock-up Agreement

D.	Agreement regarding filing of joint Schedule 13D.

EXHIBIT C
FORM OF LOCK-UP AGREEMENT
_____________, 2010
Wells Fargo Securities, LLC
Leerink Swann LLC
As Representatives of the several Underwriters
c/o Wells Fargo Securities, LLC
375 Park Avenue
New York, New York 10152
Ladies and Gentlemen:
     This agreement is being delivered to you in connection with the proposed Underwriting Agreement (the “Underwriting Agreement”) among Zogenix, Inc., a Delaware corporation (the “Company”), Wells Fargo Securities, LLC (“Wells Fargo”) and Leerink Swann LLC (“Leerink”), as representatives of a group of underwriters (the “Underwriters”), and the other parties thereto (if any), relating to a proposed underwritten public offering (the “Offering”) of common stock (the “Common Stock”) of the Company.
     In order to induce you and the other Underwriters to enter into the Underwriting Agreement, and in light of the benefits that the offering of the Common Stock will confer upon the undersigned in its capacity as a securityholder and/or an officer or director of the Company, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned agrees with each Underwriter that, during the period beginning on and including the date of the Underwriting Agreement through and including the date that is the 180th day after the date of the Underwriting Agreement (as the same may be extended from time to time as described below, the “Lock-Up Period”), the undersigned will not, without the prior written consent of Wells Fargo and Leerink, directly or indirectly:
     (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any shares of the Company’s Common Stock, preferred stock or other capital stock (collectively, “Capital Stock”) or any securities convertible into or exercisable or exchangeable for Common Stock or other Capital Stock, whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition, or
     (ii) enter into any swap or other agreement, arrangement, hedge or transaction that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of any Common Stock or other Capital Stock or any securities convertible into or exercisable or exchangeable for any Common Stock or other Capital Stock, whether any transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock, other Capital Stock, other securities, in cash or otherwise, or publicly announce any intention to do any of the foregoing. Moreover, if:

     (1) during the last 17 days of the Lock-Up Period the Company issues an earnings release or material news or a material event relating to the Company occurs, or
     (2) prior to the expiration of the Lock-Up Period, the Company announces that it will release earnings results or becomes aware that material news or a material event relating to the Company will occur during the 16-day period beginning on the last day of the Lock-Up Period, the Lock-Up Period shall be extended and the restrictions imposed by this agreement shall continue to apply until the expiration of the 18-day period beginning on the date of issuance of the earnings release or the occurrence of the material news or material event, as the case may be, unless Wells Fargo and Leerink waive, in writing, such extension. Prior to engaging in any transaction or taking any other action that is subject to the restrictions imposed by this agreement at any time during the period from and including the date of the Underwriting Agreement through and including the 34th day following the last day of the Lock-Up Period (as the same may have been extended pursuant to the immediately preceding sentence), the undersigned will give prior notice thereof to the Company and will not consummate any such transaction or take any such action unless it has received written confirmation from the Company that the Lock-Up Period (as the same may have been extended pursuant to the immediately preceding sentence) has expired.
     Notwithstanding the provisions set forth in the immediately preceding paragraph, the undersigned may, without the prior written consent of Wells Fargo and Leerink, transfer any Common Stock or other Capital Stock or any securities convertible into or exchangeable or exercisable for Common Stock or other Capital Stock:
     (1) if the undersigned is a natural person, (a) as a bona fide gift or gifts, (b) following the death of the undersigned by will, by intestate succession or pursuant to a so-called “living trust” or other revocable trust established to provide for the disposition of the undersigned’s property upon the undersigned’s death, (c) to a spouse, former spouse, child or other dependent pursuant to a domestic relations or similar order of a court of competent jurisdiction, or (d) if the employee is or was an officer, director or employee of the Company, to the Company pursuant to the Company’s right of repurchase upon termination of the undersigned’s service with the Company,
     (2) if the undersigned is not a natural person, to the general or limited partners, stockholders or, if the undersigned is a limited liability company, members of the undersigned, as the case may be, to the undersigned’s Parent (as defined below) or any Subsidiary (as defined below) of the undersigned or the undersigned’s Parent, or to any investment fund or similar entity controlled or managed by the undersigned, or, if the undersigned is an investment fund, venture capital fund or similar entity, to affiliates (as defined in Rule 405 of the Securities Act of 1933, as amended (the “1933 Act”)) of the undersigned, provided that, in each of the foregoing cases, such transfer is not for value, and
     (3) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clause (1) or (2) above, provided, however, that in the case of any transfer described in clause (1), (2) or (3) above, it shall be a condition to the transfer that (A) the transferee executes and delivers to Wells Fargo and Leerink, acting on behalf of the Underwriters, not later than one business day prior to such transfer, a written agreement, in substantially the form of this agreement and otherwise satisfactory in form and substance to Wells Fargo and Leerink, (B) in the case of a transfer pursuant to clause (1)(b) above, if the undersigned is required to file a report under Section 13(d), 13(g) or 16(a) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), reporting a reduction in beneficial ownership of shares of Common Stock or other Capital Stock or any securities convertible into or exercisable or exchangeable for Common Stock or other Capital Stock by the undersigned during the Lock-Up Period (as the same may be extended as described above), such report shall include a statement to the effect that such transfer is not a transfer for value and that such transfer is being made following the death of the undersigned by will or intestate succession or pursuant to a so-called “living trust” or other revocable trust established to provide for the disposition of the undersigned’s property upon the undersigned’s death, as the case may be, (C) in the case of a transfer pursuant to clause (1)(a), (1)(c), (1)(d), (2) or (3) above, no filing under Rule 144 of the 1933 Act, or Section 13(d), 13(g) or 16(a) of the 1934 Act reporting a change in beneficial ownership of shares of Common Stock or other Capital Stock or any securities convertible into or exercisable or exchangeable for Common Stock or other Capital Stock shall be made or required to be made during the Lock-Up Period (as the same may be extended as described above) and (D) in the case of a transfer pursuant to clause (1), (2) or (3) above, no other filing with the Securities and Exchange Commission, Financial Industry Regulatory Authority or any securities exchange or other public report, filing or announcement shall be made in respect of such transfer during the Lock-Up Period (as the same may be extended as described above). For purposes of this paragraph, “Parent” shall mean any natural person or entity that holds, directly and/or through Subsidiaries, more than 50% of the outstanding capital stock of, or other equity interests in, the undersigned having ordinary voting power in the election of directors or similar persons (measured by voting power and not by number of shares); and Subsidiary of any natural person or entity means any entity more than 50% of whose outstanding capital stock or other equity interests having ordinary voting power in the election of directors or other similar persons (measured by voting power and not by number of shares) are owned by such natural person or entity, as the case may be, and/or its other Subsidiaries.
     In addition, notwithstanding the lock-up restrictions described herein, the undersigned may at any time after the date hereof exercise any options or warrants to purchase shares of Common Stock or other Capital Stock or any securities convertible into or exercisable or exchangeable for Common Stock or other Capital Stock (including by cashless exercise to the extent permitted by the instruments representing such options or warrants so long as such cashless exercise does not involve the sale of any shares of Common Stock, other Capital Stock, options, warrants or other securities and is effected solely by the surrender of outstanding options or warrants to the Company and the Company’s cancellation of all or a portion thereof to pay the exercise price) but only if no filing, public report or announcement of the nature described in clause (C) or clause (D) of the immediately preceding paragraph is required or made during the Lock-Up Period (as the same may be extended as described above) in connection with such exercise, provided, however that in any such case the shares of Common Stock or other Capital Stock or securities convertible into or exercisable or exchangeable for Common Stock or other Capital Stock issued upon exercise shall be and remain subject to the provisions of this agreement.
     The undersigned further agrees that (i) it will not, during the Lock-Up Period (as the same may be extended as described above), make any demand for or exercise any right with respect to the registration under the 1933 Act, of, or the filing or public release of a prospectus or other offering document in respect of, any shares of Common Stock or other Capital Stock or any securities convertible into or exercisable or exchangeable for Common Stock or other Capital Stock and (ii) the Company may, with respect to any Common Stock or other Capital Stock or any securities convertible into or exercisable or exchangeable for Common Stock or other Capital Stock owned or held (of record or beneficially) by the undersigned, cause the transfer agent or other registrar to enter stop transfer instructions and implement stop transfer procedures with respect to such securities during the Lock-Up Period (as the same may be extended as described above).
     In addition, the undersigned hereby waives any and all notice requirements and rights with respect to the registration of any securities pursuant to any agreement, instrument, understanding or otherwise, including any investor rights agreement, registration rights agreement or similar agreement, to which the undersigned is a party or under which the undersigned is entitled to any right or benefit and any tag-along rights, co-sale rights or other rights to have any securities (debt or equity) included in the offering contemplated by the Underwriting Agreement or sold in connection with the sale of Common Stock pursuant to the Underwriting Agreement, provided that such waiver shall apply only to the public offering of Common Stock pursuant to the Underwriting Agreement and each registration statement filed under the 1933 Act in connection therewith.
     It is understood that, if (i) the Company notifies Wells Fargo and Leerink in writing that it does not intend to proceed with the Offering, (ii) if the Underwriting Agreement is not executed by February 28, 2011; provided, however, that the Company may, by written notice to the undersigned prior to February 15, 2011, extend such date for a period of up to an additional three months after February 28, 2011, or (iii) if the Underwriting Agreement (other than the provisions thereof which survive termination) shall, pursuant to its terms, terminate or be terminated for any reason prior to payment for and delivery of the shares of Common Stock to be sold thereunder (other than any shares issuable upon exercise of the option granted to the Underwriters), this agreement shall immediately be terminated and the undersigned shall automatically be released from all of his, her or its obligations under this agreement.
     The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this agreement and that this agreement has been duly authorized (if applicable), executed and delivered by the undersigned and is a valid and binding agreement of the undersigned. This agreement and all authority herein conferred are irrevocable and shall survive the death or incapacity of the undersigned (if a natural person) and shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.
     This agreement shall be governed by and construed in accordance with the laws of the State of New York.
     The undersigned acknowledges and agrees that whether or not any public offering of Common Stock actually occurs depends on a number of factors, including market conditions.
[Signature Page Immediately Follows]

EXHIBIT D
JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Zogenix, Inc. and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.
     In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 8th day of December, 2010.

SCALE VENTURE PARTNERS II, LP		SCALE VENTURE MANAGEMENT II, LLC

By:	Scale Venture Management II, LLC, its General Partner

By:	/s/ Louis C. Bock	By:	/s/ Louis C. Bock

	Name: Louis C. Bock Title: Managing Member		Name: Louis C. Bock Title: Managing Member

By:	/s/ Louis C. Bock	By:	/s/ Kate Mitchell

	Name: Louis C. Bock		Name: Kate Mitchell

By:	/s/ Rory O’Dricoll	By:	/s/ Mark Brooks

	Name: Rory O’Driscoll		Name: Mark Brooks

By:	/s/ Sharon Wienbar

Name: Sharon Wienbar